FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	U.S. Food & Drug Administration Grants Priority Review of TAK-755 for the Treatment of Congenital Thrombotic Thrombocytopenic Purpura (cTTP)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 17, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

U.S. Food & Drug Administration Grants Priority Review of TAK-755 for the Treatment of Congenital Thrombotic Thrombocytopenic Purpura (cTTP)

•Submission Based on Favorable Results from the First Phase 3 Randomized, Controlled Trial in Patients with cTTP
•FDA has Granted TAK-755 Priority Review and Rare Pediatric Disease Designation, as well as Fast Track Designation and Orphan Drug Designation in cTTP

OSAKA, Japan, and CAMBRIDGE, Massachusetts, May 16, 2023 – Takeda (TSE: 4502/NYSE:TAK) today announced that the U.S. Food and Drug Administration (FDA) has accepted Takeda’s Biologics License Application (BLA) for TAK-755, an enzyme replacement therapy for the treatment of congenital thrombotic thrombocytopenic purpura (cTTP), an ADAMTS13 deficiency disorder. The TAK-755 application was accepted by the FDA on May 16th, and has been granted Priority Review.

FDA has also granted TAK-755 Rare Pediatric Disease (RPD) designation for cTTP. TAK-755 has previously received Fast Track Designation and Orphan Drug Designation in cTTP.

If approved, TAK-755 would be the first and only recombinant ADAMTS13 (rADAMTS13) replacement therapy for cTTP, a disorder with considerable unmet patient need.

cTTP is an ultra-rare inherited form of thrombotic thrombocytopenic purpura (TTP), a chronic and debilitating clotting disorder caused by a deficiency in ADAMTS13 protease.i,ii Acute TTP has a mortality rate of >90%, if left untreated.iii

“There is a critical need for treatment options for people living with cTTP, an ultra-rare, life-threatening disorder that has no therapies specifically approved for prophylactic treatment,” said Daniel Curran, M.D., Head, Rare Genetics & Hematology Therapeutic Area Unit at Takeda. “TAK-755 is the first and only treatment in clinical development that provides targeted replacement of ADAMTS13, addressing the underlying cause of the disease. We continue to be encouraged by the data and are working closely with the U.S. FDA and other global regulatory bodies with the goal to bring this treatment to patients.”

The BLA is supported by the totality of the evidence provided by efficacy, pharmacokinetic, safety and tolerability data from the first randomized, controlled trial in cTTP, and supported by long-term safety and efficacy data from a continuation study. The Phase 3 trial was designed to evaluate the clinical benefit of TAK-755 across multiple clinically relevant endpoints, compared to plasma-based therapies, in a randomized cross-over study. The interim results, announced by Takeda in January 2023, showed that TAK-755 reduced the incidence of thrombocytopenia events by 60% (95% Confidence Interval, 30%-70%), an important marker of disease activity in cTTP, as compared to plasma-based therapy. The proportion of subjects experiencing adverse events determined to be related to the treatment was substantially lower among subjects during treatment with TAK-755 (8.9%) compared to plasma-based therapies (47.7%). The interim analysis of the Phase 3 results will be presented at an upcoming scientific meeting.

Takeda is also investigating the safety, efficacy and pharmacokinetics of TAK-755 treatment in immune-mediated TTP (iTTP) in an ongoing Phase 2b study.iv

BLA acceptance by the U.S. FDA has no impact on the full year consolidated reported forecast for the fiscal year ending March 31, 2024 (Fiscal Year 2023).

ABOUT TAK-755

TAK-755 is the first and only recombinant ADAMTS13 protein in development. It provides targeted therapy to address an unmet medical need in patients with thrombotic thrombocytopenic purpura (TTP), by replacing the missing or deficient ADAMTS13 enzyme.v

The TAK-755 cTTP clinical development program includes one first-in-human, Phase 1 study, 281101 (NCT02216084),vi and two Phase 3 studies: a pivotal Phase 3 study, Study 281102 (NCT03393975), and one Phase 3b continuation study, Study TAK-755-3002 (NCT04683003)vii,viii TAK-755 is also being investigated in immune-mediated TTP (iTTP) and sickle cell disease, with Phase 2b (NCT05714969) and Phase 1 (NCT03997760) trials ongoing, respectively.4,ix

TAK-755 was granted Orphan Drug Designation (ODD) by the U.S. Food and Drug Administration (FDA) for the treatment (ODA-08-2622) and prevention (ODA-08-2652) of TTP including its congenital, acquired idiopathic and secondary forms; and by the European Medicines Agency (EMA) and Japan’s Ministry of Health, Labour and Welfare (MHLW) for the treatment of TTP (EU/3/08/588). The FDA has also granted TAK-755 Rare Pediatric Disease Designation for the treatment of cTTP, as well as Fast Track Designation (FTD) for the treatment, prevention, and routine prophylaxis of acute episodes of TTP in patients with hereditary (congenital) ADAMTS13 deficiency.

ABOUT cTTP

cTTP is an ultra-rare, chronic, and debilitating clotting disorder associated with life-threatening acute episodes and debilitating chronic symptoms.1,x cTTP is a inherited form of TTP that has an estimated prevalence of 2-6 cases/million,xi with cTTP accounting for ≤5% of patients with TTP.xii,xiii It develops due to deficiency in ADAMTS13, a von Willebrand factor (VWF) cleaving protease, which results in the accumulation of ultra-large VWF multimers in the blood.1 The accumulation of ultra-large VWF multimers leads to uncontrolled platelet aggregation and adhesion.10,xiv This can lead to abnormal clotting in the small blood vessels of the body and is associated with hemolytic anemia and low platelet levels (thrombocytopenia).14

cTTP has both acute and chronic manifestations (including stroke and cardiovascular disease) and is associated with a significant disease burden. Patients’ quality of life and lifespan are significantly reduced compared to the general population, due to serious, ongoing widespread organ damage and other co-morbidities resulting from an ADAMTS13-deficient state.10, 11,12,xv rADAMTS13 is a novel investigational therapeutic approach for cTTP.xvi

There are no medications specifically approved by regulatory authorities for routine prophylactic treatment of cTTP. Current treatment centers around plasma therapy, either by infusion or plasma exchange.xvii Plasma therapy is time consuming and can be associated with severe treatment complications11,17,xviii. These can include treatment-limiting volume overload and allergic reactions.17,18

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare disease, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Japanese Media Jun Saito jun.saito@takeda.com
U.S. and International Media Megan Ostrower megan.ostrower@takeda.com +1 772-559-4924

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

###

References:
i Alwan F, et al., Blood. 2019;133:1644-51
ii Kopic A, et al., J Thromb Haemost. 2016;147(7):1410-1419. doi: 10.111/jth.13341
iii Van Dorland H et al., Haematologica. 2019;104:2107-16
iv ClinicalTrials.gov Study of rADAMTS-13 (SHP655) in the Treatment of Participants With Acquired Thrombotic Thrombocytopenic Purpura (aTTP) (SOAR-HI) Available at:
https://clinicaltrials.gov/ct2/show/NCT03922308 Last accessed March 2023
v Scully M et al. Blood. 2017;130:2055-63
vi ClinicalTrials.gov Phase 1 Dose Escalation, Single Dose Study to Assess Safety and Pharmacokinetics of BAX930 in Hereditary Thrombotic Thrombocytopenic Purpura (TTP) Available at:
https://clinicaltrials.gov/ct2/show/NCT02216084 Last accessed March 2023
vii ClinicalTrials.gov A Study of BAX 930 in Children, Teenagers, and Adults Born With Thrombotic Thrombocytopenic Purpura (TTP). Available at:
https://clinicaltrials.gov/ct2/show/NCT03393975 Last accessed April 2023
viii ClinicalTrials.gov A Study of TAK-755 in Participants With Congenital Thrombotic Thrombocytopenic Purpura Available at:
https://clinicaltrials.gov/ct2/show/NCT04683003 Last accessed March 2023
ix ClinicalTrials.gov A Study of SHP655 (rADAMTS13) in Sickle Cell Disease (RAISE) Available at:
https://clinicaltrials.gov/ct2/show/NCT03997760 Last accessed March 2023
x Kremer Hovinga JA, et al. Nat Rev Dis Primers. 2017;3:17020
xi Zheng XL et al. J Thromb Haemost. 2020;18(10):2486-95
xii Sukumar S, et al. J Clin Med. 2021;10:536
xiii Mariotte E, et al. Lancet Haematol. 2016;3:e237–45
xiv Chiasakul T and Cuker A. Am Soc Hematol. 2018;2018(1):530–538
xv Joly BS et al. Blood. 2017;129(21):2836-2846
xvi Royal College of Pathologists Bulletin 200 October 2022. Available at:
https://www.rcpath.org/profession/publications/college-bulletin/october-2022/thrombotic-thrombocytopenic-purpura-past-present-and-future.html Last accessed March 2023
xvii Pandey S and Vyas GN. Transfus. 2012;52:65S-79S
xviii McGuckin S et al. Vox Sanguinis. 2014;106:161-66